Exhibit 99.1

Colorado Office 10758 W. Centennial Rd., Ste. 200 Littleton, CO 80127 Tel: (866) 981-4588 Fax: (720) 981-5643	Wyoming Office 5880 Enterprise Dr., Ste. 200 Casper, WY 82609 Tel: (307) 265-2373 Fax: (307) 265-2801

NOTICE OF CHANGE OF RIGHTS AGENT

January 2010

Dear Ur-Energy Shareholder:

This Notice is provided pursuant to Section 4.4 of the Ur-Energy Inc. Shareholder Rights Plan Agreement dated November 7, 2008 (“Agreement”).  Effective January 1, 2010 and thereafter, the Rights Agent under that Agreement will be Computershare Investor Services Inc. (“Computershare”).  Computershare’s address for notice or other purposes is:

Computershare Investor Services Inc. 100 University Ave. 9th Floor, North Tower Toronto, Ontario M5J 2Y1 Canada

Telephone:  1-800-564-6253 (toll free in Canada and the United States) between the hours of 8:30 a.m. and 8:00 p.m. Eastern Time or 514-982-7555 (international direct dial)

PLEASE NOTE:  THIS IS NOT NOTICE OF THE ISSUANCE OF, OR AN EVENT TRIGGERING, RIGHTS UNDER THE AGREEMENT.  THIS IS SOLELY TO ADVISE YOU OF THE CHANGE OF RIGHTS AGENT.

If you have questions, please contact Computershare, or contact the undersigned at the Littleton, Colorado office of Ur-Energy (720-981-4588).

Sincerely,
Ur-Energy Inc.

c:             Computershare Investor Services Inc.